Exhibit 1

SILICOM LTD.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 2, 2010

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of Shareholders of Silicom Ltd. (the “Company”) will be held at the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel, on September 2, 2010, at 12:00 noon, Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

The Meeting is being called for the following purposes:

1.     To consider and act upon a proposal to elect Mr. Zohar Zisapel to hold office as director until the annual general meeting of shareholders and until his successor has been duly elected and qualified.

2.     To consider and act upon a proposal to appoint Mr. Ilan Erez and extend the appointment of Ms. Einat Domb- Har as External Directors of the Company for a three year term.

3.     To consider and act upon a proposal to approve the remuneration of Ms. Einat Domb- Har and Mr. Ilan Erez as External Directors of the Company.

Approval of proposals number one and three requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares of the Company nominal value New Israeli Shekels 0.01 each (“Ordinary Shares”) amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals.

Approval of proposal number two requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each of such proposals, provided that if the total number of Ordinary Shares voted against any such proposal by shareholders of the Company that are not controlling shareholders (as such term is defined in the Israeli Securities Law - 1968) in the proposal exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such proposal by shareholders of the Company present in person or by proxy at the Meeting that are not controlling shareholders.

Shareholders of record at the close of business on August 3, 2010 will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the aforementioned proxy.

By Order of the Board of Directors

SILICOM LTD.

/s/ Shaike Orbach

Yeshayahu (‘Shaike’) Orbach
Date: July 28, 2010	President and Chief Executive Officer